[LETTERHEAD]

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

FILE NO. 45879.109475

February 3, 2006

VIA FACSIMILE #202-772-9205 and U.S. MAIL
Ms. Kenya Wright Gumbs
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	In Touch Media Group, Inc. Item 4.01 Form 8-K Filed January 25, 2006 File No. 333-102289

Dear Ms. Gumbs:

        This letter is written in response to your comment letter dated January 26, 2006 and our subsequent telephone conversations regarding the above referenced filing.

        It is my understanding that Michael Johnson & Company, LLC was in fact registered with the Public Company Accounting Oversight Board (“PCAOB”) at the time he was acting as the registered public accounting firm for Universal Healthcare Management, Inc. (“Universal”). It is my further understanding that all reports filed under the 34 Act by Universal were audited or reviewed by that firm during the period his firm was properly registered with PCAOB.

        As we discussed by phone, in April 2005, Universal effected a reverse merger with In Touch Media Group, Inc. In June 2005, Universal changed its name to In Touch Medial Group, Inc. (“In Touch”). For financial statement purposes, this merger was treated as a reverse acquisition with In Touch being treated as the acquirer.

        The audited financial statements of In Touch were part of a Form 8-K filing made on or about June 20, 2005. The firm of Kingery & Crouse, P.A., 2801 West Busch Blvd., Suite 200, Tampa, Florida 33618, are the independent accountants for In Touch, which firm is registered with PCAOB. The subsequent Form 10-Q filings of In

[LETTERHEAD]

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

Ms. Kenya Wright Gumbs
February 3, 2006

Touch have also been reviewed by Kingery & Crouse. Thus, all financial statements of the registrant have been audited or reviewed by a public accounting firm that has been registered with PCAOB.

        The other issue discussed in our telephone conversation was the dating of the Form 8-K. I agree with the staff’s position that the Form 8-K should have an earlier event date coinciding with the merger. This was an oversight.

        Accordingly, the registrant is filing Amendment #2 to Form 8-K, which indicates the date of the event triggering the Form 8-K filing obligation is April 26, 2005, which coincides with the closing date of the merger.

        I trust the above addresses the staff’s comments. A copy of the Amendment #2 to Form 8-K, marked for changes in response to the staff’s comments, which will be filed on EDGAR, is attached.

        I trust this addresses the staff’s comments. If you need any additional information, please do not hesitate to contact me. My telephone number is (727) 461-1818. My email address is mikec@jpfirm.com.

Very truly yours,

/s/   Michael T. Cronin

Michael T. Cronin

MTC/ej/366626
Enclosure
cc:    Laura Betterly
         Mark Kingery
         Michael Johnson

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

AMENDMENT No. 2
TO
FORM 8-K

_________________

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

_________________

Date of Report (Date of earliest event reported): ~~January 24, 2006~~ April 21, 2005

Commission File Number 333-102289

_________________

IN TOUCH MEDIA GROUP, INC.
formerly known as
UNIVERSAL HEALTHCARE
MANAGEMENT SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

_________________

FLORIDA	01-0626963
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

205 South Myrtle Avenue Clearwater, Florida	33756
(Address of principal executive offices)	(Zip Code)

(727) 465-0925
(Registrant’s telephone number)

_________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01    Changes in Registrant’s Certifying Accountants.

(a)     In April 2005, the Registrant consummated a merger and recapitalization with In Touch Media Group, Inc. (f/n/a Data Resource Consulting, Inc.) (“In Touch”). For financial statement purposes, the transaction was treated as a reverse merger and recapitalization whereby In Touch was deemed to be the acquirer. On ~~January 24~~ April 26 , ~~2006~~ 2005 , the Registrant effectively dismissed Michael Johnson & Company, ~~LLC~~ LLC (“Johnson”) as its independent certifying accountant as part of the merger with In Touch . Michael Johnson & Company, ~~LLP~~ LLC had been the independent registered public accounting firm for and audited the consolidated financial statements of Universal Healthcare Management Systems, Inc. (“Universal”) as of December 31, 2004 and the related consolidated statement of operations, cash flows and changes in stockholder equity for the year then ended and for the period December 26, 2001 (inception) to December 31, 2004. Johnson also reviewed Universal’s Form 10-QSB for the quarter ended March 31, 2005, which was the last filing by Universal prior to the merger with In Touch.

         The reports of Johnson on the financial statements of Universal contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except for an explanatory paragraph relating to the Universal’s ability to continue as a “going concern.” The decision to change accountants was approved unanimously by the Board of Directors ~~of the Registrant~~ and was based upon the ~~Registrant’s~~desire to retain an accounting firm with offices closer to its ~~pending~~new location in Clearwater, Florida.  ~~In April 2005, the Registrant consummated a merger and recapitalization with In Touch Media Group, Inc. (f/n/a Data Resource Consulting, Inc.) (“In Touch”). For financial statement purposes, the transaction was treated as a reverse merger and recpialization whereby In Touch was deemed to be the acquiror.~~

        In connection with the audits for the two most recent fiscal years and through the date of dismissal~~on January 24, 2006~~, there have been no disagreements between the Registrant and Johnson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Johnson, would have caused Johnson to make reference thereto in their report on the Registrant’s financial statements for these fiscal years.

        The Registrant has made the contents of this Form 8-K filing available to Johnson and requested it to furnish a letter to the Securities and Exchange Commission as to whether Johnson agrees or disagrees with, or wishes to clarify the Registrant’s expression of its views. A copy of Johnson’s letter to the Commission will be filed as an amendment to this filing.

(b)    ~~Effective January 24, 2006~~ On February 1, 2005 , In Touch ~~Registrant’s Board of Directors approved the engagement of~~ Kingery & Crouse, P.A., Tampa, Florida (“Kingery”) as ~~the Registrant’s~~ its independent accountants for the years ending December 31 2004 and December 31, 2005. Kingery has been In Touch’s independent registered public accounting firm for and audited the financial statements of In Touch for the years ending December 31, 2004 and December 31, 2003. Copies of such financial statements have been filed under cover of Form 8-K on July 20, 2005. Kingery has also reviewed In Touch’s Forms 10-QSB for the quarters ended June 30, 2005 and September 30, 2005.

        During the two most recent fiscal years and through ~~January 24, 2006~~ the date of this filing , the Registrant did not consult with Kingery regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Registrant’s financial statements, or any other matter that was either the subject of disagreement or identified in response to Item 304(a)(1)(iv) of Regulation S-B.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: ~~January 24~~ February 3 , 2006	IN TOUCH MEDIA GROUP, INC.

	By:	/s/ Laura Betterly
Print Name: Laura Betterly
	Title:	President and Chief Executive Officer

~~MTC/ej/366642 v1 (Amendment No. 2 to Form 8-K)~~

EXHIBIT 99.1

LETTER OF MICHAEL JOHNSON & COMPANY, LLC

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of Amendment No. 2 to Form 8-K dated February 3, 2006 of In Touch Media Group, Inc. and are in agreement with the statements contained in paragraph (a) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Sincerely,

/s/ Michael Johnson & Company, LLC

Michael Johnson & Company, LLC
Certified Public Accountants
Denver, Colorado
February 3, 2006

MTC/ej/366643